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                                                                     Exhibit 2.5

                    [Letterhead of Mannesmann Eurokom GmbH]



EHG Einkaufs- und Handels GmbH
c/o Western Wireless International
3650 131st Avenue S.E.
Suite 400
Bellevue, WA 98006
                                                          June 29, 2001
Attn.: Bradley Horwitz

Dear Mr. Horwitz,

Reference is made to the Agreement for the Sale and Purchase of 100% of the Shares in tele.ring Telekom Service GmbH ("tele.ring GmbH") and 100% of the Partnership Interest in tele.ring Telekom Service GmbH & Co KEG ("tele.ring KEG") and for the Call Option regarding the Sale and Purchase of 100% of the Shares in Mannesmann 3G Mobilfunk GmbH entered into between Mannesmann Eurokom GmbH and EKOM Telecommunications Holding AG as Vendors and EHG Einkaufs- und Handels GmbH (the "Purchaser") on the date hereof (the "Agreement"). Terms used in this letter shall have the same meaning as in the Agreement.

1. Subject to the terms of the Agreement and of this letter, we herewith represent and warrant to you that the following shall be accurate as of the Closing:

        Each of tele.ring GmbH and tele.ring KEG has paid, or the accounts fully provide for, all taxes which tele.ring GmbH or tele.ring KEG, as the case may be, was liable to pay up to the Closing, provided that no claim shall exist against the Vendors under this warranty unless Vendors (i) have received written notice by tele.ring GmbH or tele.ring KEG of an event reasonably likely to result in a breach of this warranty, including, without limitation, the receipt (by tele.ring GmbH, tele.ring KEG or Purchaser) of any notice of the commencement of any tax audit or administrative or judicial proceeding affecting the taxes of tele.ring GmbH or tele.ring KEG, which, if determined adversely to the taxpayer, could result in a breach of this warranty (the 'Event') by the Vendors no less than 5 (five) business days after the date of occurrence of any such Event (provided that notice given after such five-business day period shall only prejudice the giver to the extent of actual prejudice to the recipient), (ii) have been given full access to all information of tele.ring GmbH and tele.ring KEG pertaining to such Event, including, without limitation, copies of any notice or other document received from any tax authority in respect of any asserted tax liability, and (iii) have been given the opportunity to take all measures, including, without limitation, the opportunity to challenge, in any administrative or judicial form (at Vendors' cost and expense) any decree, order, or other authoritative determination by any tax authority or other state body which could result in a breach of this warranty.

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        This warranty constitutes a Vendors Warranty within the meaning of the
        Agreement and shall be subject to the limitations set forth in Schedule 6 of the Agreement. Purchaser's remedies in the case of a breach of the foregoing warranty shall in no case permit the recovery of amounts already recovered by Purchaser, in particular under the rules relating to the consolidated Closing Net Working Capital contained in the Agreement.

2. We are further referring to the repayment of intra-group debt as carried out by tele.ring GmbH, which repayment covers an overall amount of debt in the magnitude of approximately Euro One Billion.

        If the funding preceding the repayment of intra-group debt referred to above is considered, in a binding decision of the relevant tax authority, in whole or in part to be income for the purposes of Austrian corporate income tax, and any such income is greater than:

        (a) the accumulated tax loss carry forward of tele.ring GmbH as of December 31, 2000, plus

        (b) any additional losses (for tax purposes) incurred by tele.ring GmbH in the period from January 1, 2001 until the Closing Date, with such additional losses to be determined on the basis of an interim pro forma tax balance sheet as of the Closing Date as if it was a year end tax balance sheet (the "Pro Forma Closing Tax Balance") to be prepared by tele.ring GmbH and audited or reviewed by a certified public accountant reasonably satisfactory to the Purchaser following the preparation of the Closing Balance Sheet under the Agreement (together the "Closing Tax loss Carry Forward"), we shall fully compensate tele.ring GmbH on a net basis, upon your request, for the hypothetical tax burden under Austrian corporate income tax laws resulting from the full excess of any such tax income as described above over the Closing Tax Loss Carry Forward.

        In the event that the decision of the relevant tax authority referred to above, is subsequently annuled or struck down, then any compensation secured by tele.ring GmbH from us, shall be repaid together with statutory interest, without prejudice to any subsequent claims for compensation based upon subsequent decisions of the tax authorities.

        The procedural rules set forth in Clause 1 shall apply to the compensation agreed in this Clause 2 mutatis mutandis.

        Our liability under this Clause 2 shall not be limited in amount.

3. Schedule 13 to the Agreement is amended (mostly for the avoidance of doubt) by substituting the Schedule 13 attached hereto.

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4.      The documents referred to Schedule 11 to the Agreement shall be held at the offices of Mannesmann Eurokom GmbH ("MEU") and shall be retained in confidence by MEU and EKOM Telecommunications Holding AG ("EKOM") and only used for (i) accounting purposes, to the extent necessary, (ii) in connection with asserting or defending any claim or arbitration under the Agreement, or (iii) any other performance under or administration of the Agreement.

In the event of any dispute, controversy or claim arising out of or in connection with the arrangements embodied herein (including any schedule or attachment hereto) or the breach, termination or validity of this document, the parties hereto shall use all reasonable endeavours to resolve the matter on an amicable basis. If one party serves formal written notice on the other party or parties that a material dispute, controversy or claim of such a description has arisen and the parties are unable to resolve the dispute within a period of thirty (30) days from the service of such notice, then the dispute, controversy or claim shall be referred to the respective senior executives of the parties hereto. No recourse to arbitration by one party against the other party under this arrangement shall take place unless and until such procedure has been followed.

If the senior executives of the parties hereto shall have been unable to resolve any dispute, controversy or claim referred to them within a period of ten (10) days from referral to the senior executives, that dispute, controversy or claim shall be referred to and finally settled by arbitration under and in accordance with the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in Switzerland. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

The parties hereto hereby waive any rights of application and appeal to any court or tribunal of competent jurisdiction (including without limitation the courts of Germany, Austria, Switzerland, the U.S.A. and England) to the fullest extent permitted by law in connection with any question of law arising in the course of the arbitration or with respect to any award made except for actions relating to enforcement of this arbitration clause or an arbitral award and except for actions seeking interim or other provisional relief in aid of arbitration in any court of competent jurisdiction.

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To express your agreement with the terms thereof, please sign a copy of this letter where indicated below and have such countersigned copy returned to us.

Very truly yours

/s/

Agreed: Dusseldorf, June 29, 2001 (degree)

[Signature]


By its signature, EKOM Telecommunications Holding AG declares its acceptance of clauses 3 and 4 and of the provisions hereof regarding dispute resolution/arbitration only:

/s/
--------------------------------------
(degree) To be agreed, outside Austria


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                                   SCHEDULE 13
                        CLOSING BALANCE SHEET PROCEDURES


A.      Draft Balance Sheet

1. Not less than three days prior to Closing, Vendors shall cause tele.ring GmbH to prepare a consolidated balance sheet of tele.ring GmbH and tele.ring KEG in accordance with Austrian accounting rules as if it was a year end tax balance sheet as at the most recent date practicable (the "Draft Balance Sheet") on the assumption that all debt from Vodafone or any of its Affiliates and any third-party debt have been repaid or contributed to the capital of such entities. After preparation of the Draft Balance Sheet, it shall be promptly delivered to Purchaser together with such back up information that shall enable Purchaser to verify the accuracy thereof. Within two days after receipt of the Draft Balance Sheet, Vendors and Purchaser shall meet and shall agree on the amount of Consolidated Closing Net Working Capital as of the date of the Draft Balance Sheet.

2. Within two days after agreement upon the Draft Balance Sheet, Vendors shall provide to tele.ring GmbH the amount by which Consolidated Closing Net Working Capital as at the date of the Draft Balance Sheet is a negative number.

B.      Closing Date Balance Sheet

1. Not more than 60 days after Closing, Purchaser shall cause a Balance Sheet to be prepared as at the Closing Date in accordance with Austrian accounting rules as if it was a year end tax balance sheet ("Closing Balance Sheet") in order to verify whether or not the Consolidated Closing Net Working Capital is zero. After preparation of the Closing Balance Sheet, Purchaser shall promptly deliver a copy thereof to Vendors together with such back-up information that shall enable Vendors to verify the accuracy thereof. For purposes of preparing the Closing Balance Sheet, Austrian accounting rules shall be consistently applied, unless - in light of the facts and circumstances at the time the Closing Balance Sheet is prepared - different practices are appropriate.

2. In the event that the Closing Date Balance Sheet shows that Consolidated Closing Net Working Capital is a negative number, Vendors shall within 10 days after receipt of the Closing Balance Sheet pay the amount thereof to tele.ring GmbH, unless prior to the end of such 10 day period Vendors give written notice to Purchaser that Vendors disagree with the method of preparation of the Closing Balance Sheet, which notice shall specify in detail the reasons therefore. In the event that Vendors fail to give such timely notice, Vendors shall be deemed to have agreed with the Closing Balance Sheet and shall, within two days thereafter pay by wire transfer the amount by which such Consolidated Closing Net Working Capital was negative or if the Consolidated Closing Net Working

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        Capital was a positive number, Purchaser shall cause tele.ring GmbH to pay to Vendors such amount.

3. In the event that Vendors disagree with the manner in which the Closing Balance Sheet was prepared, the Parties shall meet in order to attempt to resolve any differences. If such resolution cannot be achieved within 5 days, either Party may, by notice to the other, designate a Big 5 accounting firm (the "First Firm") to determine whether the Closing Balance Sheet was properly prepared. The First Firm shall promptly determine whether the Closing Balance Sheet was properly prepared unless the other Party elects, within 3 days after receipt of the notice, to designate another Big 5 accounting firm (the "Second Firm") by giving notice to the Party which designated the First Firm. If Vendors so elect, the First and Second Firms shall within 3 days of the appointment of the Second Firm select a Third Big 5 accounting firm (the "Third Firm") to make such determination.

4. If the First Firm and the Second Firm fail to mutually agree on the Third Firm within 3 days, the Third Firm shall be appointed by the President of the Vienna Chamber of Accountants upon request from either Vendors of Purchaser.

5. The Third Firm shall make such determination as promptly as practicable but in any event within 10 days of its appointment. The determination of the Third Firm shall be final and binding on the parties and not subject to further review or appeal.

6. The difference between zero and the actual amount of Consolidated Closing Net Working Capital shall be paid by the appropriate Party to the other taking into consideration any payments made pursuant to Clause
        A.2 of this Schedule 13.

7. Each Party shall pay the costs of the firm that it designated and the cost of the Third Firm shall be shared equally.